Filed by KapStone Paper and Packaging Corporation

(SEC File No. 001-33494) pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934

Filer:  KapStone Paper and Packaging Corporation

Subject Company: KapStone Paper and Packaging Corporation

(SEC File No. 001-33494)

Date: May 31, 2018

TO:	All Salaried Employees
FROM:	Corporate Human Resources

DATE:	May 31, 2018
SUBJECT:	Updated Compensation and Benefits Q&A

Previously, you received a memo outlining some of the principles to which WestRock and KapStone had agreed regarding your compensation and benefits in connection with the potential merger between our two companies.  Since the memo was originally issued, we have continued to receive questions from many of you about specific elements of our compensation and benefits plans and how those elements may be affected by the transaction.

We have been working through many of these details with WestRock and are now able to provide you with this updated Compensation and Benefits Q&A, which incorporates some of the information we originally issued on February 28 and includes additional answers to some of your commonly asked questions.

Please note that this updated Compensation and Benefits Q&A provides only a high-level summary of the potential impact of the transaction on matters pertaining to compensation and benefits.  Although every effort has been made to ensure the accuracy of the information below, the terms and conditions of any applicable plan, program or agreement, including the merger agreement entered into between KapStone and WestRock, among others, will be controlling in the event of any dispute or any difference between the information in this document and what is provided in such plan, program or agreement.

We hope this document addresses many of the questions you have, and we will continue to provide updates as they are available.  Thanks for your patience and support.

Compensation

Q.  Will the transaction impact my annual salary or wage rate increase for 2018?

A.  No.  KapStone has already processed, or expects to give, normally scheduled annual increases in base salary and wage rates for 2018.

Q.  What will happen to my compensation following the closing of the transaction?

A.  For a period of one year following the closing, WestRock has agreed to provide KapStone employees with at least the same salary, wages, and incentive compensation opportunities as they received at KapStone before the closing.  It’s important to note that WestRock may offer incentive compensation in a somewhat different form, but that is equivalent in value.  For example, some cash incentives could be replaced with equity awards, or vice versa.

Bonus Plans

Q.  How will the acquisition impact my participation in annual bonus plans for 2018?

A.  KapStone has implemented its 2018 annual bonus plans as it has done in the past and communicated the details to eligible participants.

Assuming the transaction closes in 2018, bonus payments under KapStone’s 2018 annual bonus programs will be paid shortly following the closing.  The payout will be prorated for the number of days in the performance cycle from January 1, 2018, up to and including the closing date.

Your prorated bonus payout will be calculated based on your target bonus or the amount you would have received, based on KapStone’s actual performance through the closing date, whichever is greater.

After the closing, the terms of the WestRock bonus plans will apply.

Status

Q.  At closing, will I be considered a WestRock employee?

A.  At the time of the closing, you will remain employed by your current employer (for example, KapStone or Victory), which will become a part of the WestRock group upon closing.

Severance

Q.  What severance policy will apply after closing?

A.  For a period of one year following the closing, WestRock has agreed to provide certain minimum severance protections to employees in grade ranges 6 through 18 who were hired by KapStone and its affiliates on or before January 29, 2018 and who are not covered by an individualized severance agreement.  If you meet these criteria and experience a qualifying termination of employment during the one-year period following the closing, you will be eligible to receive a severance payment that is no less than the amount specified in the following table.

Grade Range	Minimum (Non-IT Employees)	Minimum (IT Employees)
6–9	4 weeks’ base salary	8 weeks’ base salary
10–12	6 weeks’ base salary	10 weeks’ base salary
13–15	8 weeks’ base salary	12 weeks’ base salary
16–18	15 weeks’ base salary	15 weeks’ base salary

If, during such one-year period, you are eligible for a greater amount of severance under KapStone’s severance policy due to the length of your service (one week per year of service), you will continue to be eligible for such greater amount because WestRock has agreed to honor pre-closing service with KapStone for severance purposes.  Additionally, during the one-year period following the closing, you will be eligible for three months of COBRA continuation after a qualifying termination.  Following the one-year period after closing, your accrued service will continue to be credited.  However, if your employment is terminated following the first year anniversary of the closing, WestRock’s policies will apply.

If you have received a retention bonus agreement, you will not receive severance (including under the minimum protections) if your termination of employment occurs on or prior to the date you receive your retention bonus.

Q.  If I am a sales representative and not associated with a grade, is there a minimum amount of severance that I will be eligible for?

A.  If your employment is terminated within one year following the closing, you will be eligible to receive severance benefits under the KapStone severance policy in which you were eligible to participate immediately prior to the closing.

Q.  Is severance calculated based on my salary at the time I exit KapStone?

A.  If you are entitled to severance payments upon a qualifying termination of employment within one year following the closing, the amount will be based on your base salary at the time of your termination of employment.

Q.  Will severance be paid in a lump sum or on the regular payroll schedule?

A.  WestRock will determine the form in which severance will be paid after closing.

Unemployment Benefits

Q.  Will I be eligible to receive unemployment while I receive severance?

A.  Eligibility for unemployment benefits is determined on a state-by-state basis in accordance with local law.  Contact your state’s unemployment office for more information.

General Benefits

Q.  What will happen to my employee benefits following the closing of the transaction?

A.  While you remain employed and an eligible KapStone employee, your benefits will continue.  Additional information will be provided later in the year regarding the transition of benefits to WestRock.

For a period of one year following the closing, WestRock has agreed to provide KapStone employees with benefits that are substantially comparable in total value to those provided by KapStone.

For employees who are transferred from KapStone benefit plans to plans offered by WestRock, WestRock has generally agreed to (i) credit years of service with KapStone for purposes of WestRock’s benefit plans (but not for purposes of defined benefit pension benefit accruals) and (ii) waive pre-existing condition limitations, evidence of insurability requirements, actively-at-

work, or similar requirements (or, if applicable, to work with its insurance carriers towards achieving this).

If you are transitioned to a WestRock medical, dental or vision plan in the same calendar year that the transaction closes, WestRock will credit deductible and out-of-pocket medical, dental and vision expenses you paid during the calendar year under your legacy KapStone plan.

Q.  Do I have to sign up for COBRA immediately at closing?

A.  No.  The transaction alone will not result in your loss of benefit coverage, so COBRA continuation coverage will not be applicable.  If you experience a COBRA-qualifying event (generally, a voluntary or involuntary termination of employment) following the closing, you will be furnished an election notice that provides you with the opportunity to elect COBRA continuation coverage.  You may (but are not required to) elect COBRA at that time.

Q.  Will my Health Savings Account be cancelled when the transaction closes?

A.  No.  This is an individual account that you own.

Vacation

Q.  WestRock has agreed to honor KapStone service for certain employee benefits programs.  Does this include vacation eligibility?

A.  Yes.

Q.  How will my unused 2018 vacation be treated in connection with the transaction?  Am I able to schedule my vacation time beyond the expected closing date in 2018?

A.  Your unused 2018 vacation time will not be affected by the closing of the transaction, and will be governed by WestRock’s vacation policy following the closing.  You may continue to schedule your vacation time as you otherwise would, including for periods beyond the expected closing date in 2018.  Please keep in mind that, in accordance with KapStone’s and WestRock’s vacation policies, any 2018 vacation time that you do not use by 12/31/18 will be forfeited, with limited exceptions and subject to applicable law.

Q.  If I leave KapStone, what happens if I used more vacation than I earned in 2018?

A.  If you leave KapStone prior to closing and have used more vacation than you earned at such time, a corresponding amount will be deducted from your final pay pursuant to KapStone’s vacation policy (subject to applicable law).  After closing, WestRock’s vacation policy will govern.

401(k)

Q.  Will I still be able to contribute to the KapStone 401(k) plan after closing?

A.  No determinations have yet been made about the status of the KapStone 401(k) plan following closing.  However, WestRock has generally agreed to provide substantially comparable benefits for a period of one year following closing.  We will provide more information as it becomes available.

Q.  Is my severance eligible for 401(k) deductions?

A.  No.  Under the KapStone 401(k) plan, severance payments are not considered eligible earnings, and therefore no 401(k) plan contributions may be deducted from your severance.

Q. Is my Retention Bonus eligible for a 401(k) deduction?

A.  Under the current terms of KapStone’s 401(k) plan, your retention bonus is considered eligible earnings and would therefore be eligible for purposes of 401(k) plan deductions.  However, the terms of the 401(k) plan are subject to change following the closing.

Retirement Savings Account (RSA)

Q.  If my job is eliminated, will I be vested in my RSA contributions that I have already received?

A.  Your RSA contributions generally vest after three years of continuous service, and you will continue to earn service for your post-closing employment.  Generally, if your employment is terminated prior to being credited with three years of service, your RSA contributions will not become vested.

Q.  Am I eligible for a 2018 RSA contribution?

A.  Under the current terms, you must be employed on December 31, 2018 and have at least six months of service during the 2018 plan year in order to be eligible for a 2018 RSA contribution.  We expect the contribution for the 2018 plan year to be made at about the same time as it has been made in prior years (i.e., in early 2019).  However, these terms are subject to adjustment by WestRock following the closing.

Pension

Q. I used to be employed by a MeadWestvaco and/or WestRock affiliated company and participated in a pension plan during such employment.  If I have questions about my MeadWestvaco or WestRock pension plan and how the transaction will affect my pension benefits, who should I contact?

A.  Please contact Therese Lowry at Therese.Lowry@kapstonepaper.com.

Scholarship Program

Q.  If my dependent was awarded a scholarship under the KapStone Scholarship Program, will the payments continue?

A.  Yes, WestRock will continue to honor the terms of the KapStone Scholarship Program following the closing.

Long Term Incentive (LTI) Plan

Q.  What happens to my LTI if I voluntarily leave the company before closing?

A.  If you voluntarily leave for any reason prior to the closing of the transaction, the current vesting and exercise plan rules will apply.  No changes are being made to the provisions of KapStone’s LTI plan prior to closing.

Q.  What happens to my LTI if I am severed after closing as a result of the transaction?

A.  WestRock has agreed to certain terms regarding accelerated vesting of options and certain RSUs upon a qualifying termination of employment after closing.  Employees who are terminated without “cause” or resign their employment for “good reason” after closing will have their unvested options and RSUs (other than their 2018 RSU grants) immediately vest in full as of the date of termination.  For any RSUs granted in 2018, two-thirds of the award would automatically vest upon the award holder’s termination without “cause” or resignation for “good reason” after closing, and the remainder would be forfeited.  These automatic vesting provisions will apply indefinitely to outstanding KapStone equity awards after closing and are not subject to a limited duration protection period.  The 2018 grants will also include the retirement-related vesting provisions included in past KapStone grants.

Q.  What about the accrued dividends?

A.  Any accrued dividends are paid at the time your restricted stock units vest.

Deferred Compensation Plan

Q.  What happens to the Deferred Compensation Plan at closing?  Will I lose my money?

A.  A change in control is not a distribution event under the plan.  Payments will be made pursuant to existing plan terms and elections.  No amounts are being forfeited in connection with the transaction.

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being filed in respect of the proposed merger transaction involving KapStone Paper and Packaging Corporation (“KapStone”), WestRock Company (“WestRock”), Whiskey Holdco, Inc. (“Holdco”), Kola Merger Sub, Inc. and Whiskey Merger Sub, Inc. The proposed transaction will be submitted to KapStone’s stockholders for their consideration. In connection therewith, Holdco filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2018, which included a document that serves as a prospectus with respect to the shares that may be issued by Holdco in the proposed transaction and a proxy statement of KapStone (the “proxy statement/prospectus”) and will be mailed to KapStone’s stockholders. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION,

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement and the definitive proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of KapStone, WestRock and Holdco, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by WestRock will be available free of charge on WestRock’s website at www.westrock.com or by contacting James Armstrong, WestRock’s Vice President—Investor Relations, at (470) 328-6327. Copies of the documents filed with the SEC by KapStone will be available free of charge on KapStone’s website at www.kapstonepaper.com under the heading “SEC Filings” within the “Investors” section of KapStone’s website or by contacting Andrea K. Tarbox, KapStone’s Executive Vice President and Chief Financial Officer, at (847) 239-8812.

Participants in the Solicitation

KapStone, WestRock, their respective directors and executive officers, certain other members of KapStone’s and WestRock’s respective management and certain of KapStone’s and WestRock’s respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of KapStone is set forth in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 27, 2018, and its annual report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 23, 2018, and information about the directors and executive officers of WestRock is set forth in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on December 19, 2017, and its annual report on Form 10-K for the fiscal year ended September 30, 2017, which was filed with the SEC on November 20, 2017. Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Except for historical information, the matters discussed in this communication are forward-looking statements subject to certain risks and uncertainties. Forward-looking statements can often be identified by words such as “may,” “will,” “should,”

“would,’ “expect,” “project,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “potential,” “outlook,” or “continue,” the negative of these terms or other similar expressions. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to the ability of KapStone and WestRock to receive the required regulatory approvals for the proposed acquisition of KapStone by WestRock (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction) and approval of KapStone’s stockholders and to satisfy the other conditions to the closing of the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of WestRock’s or KapStone’s common stock and/or on their respective businesses, financial conditions, results of operations and financial performance; risks relating to the value of the Holdco shares that may be issued in the transaction, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of KapStone’s operations with those of WestRock will be greater than expected; the outcome of legally required consultation with employees or other employee representatives; and the ability of KapStone and the combined company to retain and hire key personnel. There can be no assurance that the proposed transaction will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of WestRock and KapStone on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. These forward-looking statements are made only as of the date hereof and the companies assume no obligation to update any forward-looking statement.